Exhibit 21.01

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State or Country of Incorporation

WPCS International - Suisun City, Inc.	California

WPCS International - Trenton, Inc.	New Jersey

WPCS International - Texas, Inc.	Texas